UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Acquisition of Mineral Properties

On August 17, 2026, Skyline Builders Group Holding Limited (the “Company”) announced the completion of its acquisitions of two highly prospective gold and silver mineral properties in Nevada: (i) Mill Creek for a purchase price of US$100,000 and (ii) Irwin Mine for a purchase price of US$36,000.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Purchase and Sale Agreement between Paramount Gold Nevada Corp. and Global Critical Minerals, LLC
10.2	Purchase and Sale Agreement between Stream Metals LLC and Global Critical Minerals, LLC
99.1	Press Release dated August 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: August 17, 2026	By:	/s/ Paul Mann
	Name:	Paul Mann
	Title:	Executive Chairman

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